UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-35284

Ellomay Capital Ltd.

(Translation of registrant’s name into English)

18 Rothschild Blvd., Tel Aviv 6688121, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

THE TEXT OF THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NOS. 333-199696 AND 333-144171) AND FORM S-8 (NOS. 333-187533, 333-102288 AND 333-92491), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Connection to Grid of the Remainder of an 87 MW Solar Facility and of an 8 MW Solar Facility in Italy

Ellomay Capital Ltd. (the “Company”) hereby updates that on October 27, 2026, an 8 MW solar facility constructed by Elomay Solar Italy Nine S.r.l., an Italian private company 51% owned by the Company (the “Ellomay Solar Nine Facility”), was successfully connected to the Italian national grid and commenced production of energy. The Ellomay Solar Nine Facility is located in the Marche Region in Center-North Italy, and its expected P50 annual production is approximately 13 GWh/year.

In addition, following the Company’s announcement on October 6, 2026 concerning the connection to the grid of the first part of the 87 MW solar facility constructed by Ellomay Solar Italy Five S.r.l, an Italian private company 51% owned by the Company (the “Ellomay Solar Five Facility”), the Company hereby updates that the second part (57 MW) of the solar facility was successfully connected to the Italian national grid and commenced production of energy as well. The Ellomay Solar Five Facility is located in the Lazio Region in Center-South Italy, and its expected P50 aggregate annual production (for 87 MW capacity) is approximately 160 GWh/year.

Information Relating to Forward-Looking Statements

This report contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this report regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements. The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including weather conditions, disruptions in operations, changes in electricity prices and demand, regulatory changes increases in interest rates and inflation, changes in the supply and prices of resources required for the operation of the Company’s facilities (such as waste and natural gas) and in the price of oil, the impact of the war and hostilities in Israel and Gaza and between Israel and Iran, the impact of the continued military conflict between Russia and Ukraine, technical and other disruptions in the operations or construction of the power plants owned by the Company, inability to obtain the financing required for the development and construction of projects, increases in interest rates and inflation, changes in exchange rates, delays in development, construction, or commencement of operation of the projects under development, failure to obtain permits - whether within the set time frame or at all, technical and other disruptions in the operations or construction of the power plants owned by the Company, climate change, and general market, political and economic conditions in the countries in which the Company operates, including Israel, Spain, Italy and the United States. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with the Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

1

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ellomay Capital Ltd.

	By:	/s/ Ran Fridrich
Ran Fridrich
Chief Executive Officer and Director

Dated: October 28, 2026

2